ICC HOLDINGS, INC.

225 20th Street

Rock Island, Illinois 61201

February 10, 2017

VIA EMAIL AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	ICC Holdings, Inc.

Registration Statement on Form S-1

File No. 333-214081

Ladies and Gentlemen:

ICC Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Tuesday, February 14, 2017, at 11:00 a.m., or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Wesley R. Kelso, of Stevens & Lee, P.C. at (610) 478-2244 with any questions you may have concerning this request.

Very truly yours, ICC HOLDINGS, INC.

By:	/s/ Michael R. Smith

Name:	Michael R. Smith
Title:	Chief Financial Officer

WRK/mm

cc: Wesley R. Kelso

GRIFFIN FINANCIAL GROUP LLC

620 Freedom Business Center

Suite 200

King of Prussia, PA 19406

February 10, 2017

VIA EMAIL AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	ICC Holdings, Inc.
Registration Statement on Form S-1
File No. 333-214081

Ladies and Gentlemen:

Griffin Financial Group LLC, as placement agent for ICC Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Tuesday, February 14, 2017, at 11:00 a.m., or as soon as practicable thereafter.

Please contact me at (610) 205-6028 with any questions you may have concerning this request.

Very truly yours,

Griffin Financial Group LLC

By:	/s/ Jeffrey P. Waldron
Name:	Jeffrey P. Waldron
Title:	Senior Managing Director